UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

1Q24

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2024.

●	Net income attributable to shareholders of the parent company in the first quarter of 2024 was COP 1.7 trillion. This value represents an increase of 14.9% when compared to the last quarter. Annualized return on equity (“ROE”) for the bank was 17.4% in 1Q24 and 16.1% for the last twelve months.

●	Gross loans amount to COP 260 trillion for the bank, growing 2.5% vs 4Q23. The loan portfolio in USD explains to a greater extent the good performance in 1Q24 due to large commercial originations in all foreign subsidiaries.

●	30-day past due loans stood at 5.26% and 90-day past due loans at 3.31%. Total provision charges, net in 1Q24 decreased 23.7% vs 4Q23 and were COP 1,315 billion, which represents a cost of risk of 2.0%. An improvement in the retail portfolio, added to better macroeconomic conditions, explain the lower provisioning expense as a proportion of the average loan portfolio.

●	Shareholders’ equity attributable to the owners of the parent company stood at COP 36.5 trillion as of March 31, 2024, decreasing 4.2% compared to the last quarter. This variation is largely explained by the distribution of profits declared at the shareholders' meeting corresponding to 2023 results. Basic solvency stood at 10.45% and the total bank’s solvency ratio was 12.31% in 1Q24, adequately complying with the minimum regulatory requirements.

●	In reference to its digital strategy, The Bank maintained a positive trend in line with results during the last year. As of March 2024, the bank has 8.6 million digital customers in the Retail APP (active over a period of three months), as well as 25.9 million accounts in its financial inclusion platforms (6.4 million users in Bancolombia a la Mano and 19.4 million in NEQUI).

May 9, 2024. Medellin, Colombia – Today, BANCOLOMBIA S.A. announced its earnings results for the first quarter of 20241.

1 This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended March 31, 2024, is not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA or “The Bank” means Bancolombia S.A: together with its affiliates, unless otherwise specified.

Representative Market Rate, April 1, 2024, $3,842.30 = US$ 1

1Q24

BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	1Q23	4Q23	1Q24	1Q24 / 4Q23	1Q24 / 1Q23
ASSETS
Net Loans	250,756,177	237,728,544	244,105,346	2.68%	(2.65)%
Investments	30,968,605	25,674,195	28,403,482	10.63%	(8.28)%
Other assets	67,598,162	79,526,070	64,447,601	(18.96)%	(4.66)%
Total assets	349,322,944	342,928,809	336,956,429	(1.74)%	(3.54)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	251,007,379	247,941,180	244,809,882	(1.26)%	(2.47)%
Other liabilities	60,461,705	55,937,900	54,695,983	(2.22)%	(9.54)%
Total liabilities	311,469,084	303,879,080	299,505,865	(1.44)%	(3.84)%
Non-controlling interest	936,297	960,217	965,023	0.50%	3.07%
Shareholders' equity	36,917,563	38,089,512	36,485,541	(4.21)%	(1.17)%
Total liabilities and shareholders' equity	349,322,944	342,928,809	336,956,429	(1.74)%	(3.54)%

Interest income	9,383,121	9,484,710	9,097,394	(4.08)%	(3.05)%
Interest expense	(4,025,263)	(4,249,597)	(3,939,079)	(7.31)%	(2.14)%
Net interest income	5,357,858	5,235,113	5,158,315	(1.47)%	(3.72)%
Net provisions	(2,045,644)	(1,724,239)	(1,314,980)	(23.74)%	(35.72)%
Fees and income from service, net	1,001,596	1,026,068	1,000,959	(2.45)%	(0.06)%
Other operating income	989,880	937,484	629,329	(32.87)%	(36.42)%
Total Dividends received and equity method	116,636	(91,014)	84,807	(193.18)%	(27.29)%
Total operating expense	(3,071,662)	(3,457,059)	(3,178,539)	(8.06)%	3.48%
Profit before tax	2,348,664	1,926,353	2,379,891	23.54%	1.33%
Income tax	(586,371)	(474,414)	(694,880)	46.47%	18.51%
Net income before non-controlling interest	1,762,293	1,451,939	1,685,011	16.05%	(4.39)%
Non-controlling interest	(45,516)	(4,032)	(21,539)	434.20%	(52.68)%
Net income	1,716,777	1,447,907	1,663,472	14.89%	(3.10)%

1Q24

	Quarter			As of
PRINCIPAL RATIOS	1Q23	4Q23	1Q24	1Q23	1Q24
PROFITABILITY
Net interest margin (1) from continuing operations	7.17%	7.28%	7.14%	7.17%	7.14%
Return on average total assets (2) from continuing operations	1.96%	1.70%	1.96%	1.96%	1.96%
Return on average shareholders´ equity (3)	17.67%	15.24%	17.37%	17.67%	17.37%
EFFICIENCY					—
Operating expenses to net operating income	41.14%	48.64%	46.24%	41.14%	46.24%
Operating expenses to average total assets	3.50%	4.06%	3.75%	3.50%	3.75%
Operating expenses to productive assets	4.11%	4.81%	4.40%	4.11%	4.40%
CAPITAL ADEQUACY
Shareholders' equity to total assets	10.57%	11.11%	10.83%	10.57%	10.83%
Technical capital to risk weighted assets	12.79%	12.83%	13.40%	12.79%	13.40%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	1.54	1.58	1.80	1.54	1.80
Net income per share $COP from continuing operations	1,784.91	1,505.37	1,729.49	1,784.91	1,729.49
P/BV ADS (4)	0.76	0.74	0.87	0.76	0.87
P/BV Local (5) (6)	0.91	0.84	0.90	0.91	0.90
P/E (7) from continuing operations	4.52	5.22	4.86	4.52	4.86
ADR price	25.13	30.77	34.22	25.13	34.22
Common share price (8)	34,990	33,200	34,280	34,990	34,280
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	4,646.08	3,822.05	3,842.30	4,646.08	3,842.30

(1)Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders’ equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

1Q24

1.BALANCE SHEET

1.1.Assets

As of March 31, 2024, The Bank’ s assets totaled COP 336,956 billion, decreasing 1.7% compared to 4Q23. Unlike the previous quarter, less excess liquidity implied a reduction in cash balances, allocating these resources to reduce loans with banks and meet loan origination needs, also considering a slower pace in deposits collection.

The Colombian peso depreciated 0.5% against the US dollar during the first quarter of 2024 and appreciated 17.3% in the last 12 months. The average exchange rate was 9.5% lower in 1Q24 versus 4Q23, and 17.6% in the last 12 months.

1.2.Loan Portfolio

The following table shows the composition of Bancolombia loans on a consolidated basis by type and currency:

			Amounts in USD		Amounts in USD
(COP Million)	Amounts in COP		converted to COP		(thousands)		Total
(1 USD = 3842,3 COP)	1Q24	1Q24 / 4Q23	1Q24	1Q24 / 4Q23	1Q24	1Q24 / 4Q23	1Q24	1Q24 / 4Q23
Commercial loans	118,090,184	2.05%	50,177,883	8.56%	13,059,335	7.98%	168,268,066	3.91%
Consumer loans	37,615,266	(2.29)%	16,413,935	1.67%	4,271,904	1.13%	54,029,201	(1.12)%
Mortgage loans	22,173,107	2.41%	14,762,928	1.13%	3,842,211	0.60%	36,936,035	1.89%
Small business loans	506,974	(8.73)%	588,193	(0.29)%	153,084	(0.81)%	1,095,168	(4.38)%
Interests paid in advance	(19,664)	(8.50)%	(1,231)	0.12%	(321)	(0.40)%	(20,895)	(8.03)%
Gross loans	178,365,867	1.12%	81,941,708	5.66%	21,326,213	5.10%	260,307,575	2.50%

In 1Q24, gross loans grew 2.5% compared to 4Q23 (2.3% when excluding FX) and declined 2.6% compared to 1Q23. During the last 12 months peso-denominated loans increased 5.4% and dollar-denominated loans (calculated in in USD) decreased 16.5%.

As of March 31, 2024, Banco Agricola operations in El Salvador, Banistmo in Panama and BAM in Guatemala represented 25.1% of total gross loans. Gross loans denominated in currencies other than COP, generated by operations in Central America, the international operation of Bancolombia Panamá, Puerto Rico and the USD denominated loans in Colombia, accounted for 31.5% of the portfolio, and increased 5.7% in the quarter (when calculated in USD).

Allowances for loan losses decreased 0.1% during the quarter and totaled COP 16,202 billion or 6.2% of the gross loans at the end of the quarter.

In 1Q24, the bank’s loan book presented a significant reactivation after a decreasing path during all quarters of 2023. The better origination dynamics in commercial explain the increase in the quarter, both in Colombian pesos and especially in foreign currency.

Quarterly Bancolombia S.A. reports a growth of 0.6% in its gross portfolio, Banistmo up 2.5% (calculated in USD), Banco Agricola up 4.0% (calculated in USD) and Banco Agromercantil up 3.5% (calculated in USD). Some particular loan disbursements to business groups from corporate segments led the highest balance in all geographies. Adversely, retail loans reflected a sustained contraction as shown in 2023 for the bank, driven by lower appetite in Colombia and Panama amid a scenario of high interest rates. The decrease in Bancolombia S.A. stands out, highlighting the performance of

1Q24

personal loans and credit card with a sharper decrease. Banco Agricola, for its part, is the only geography that presents better disbursement dynamics in retail, specifically in unsecured personal loans.

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia total loan portfolio on a consolidated basis:

LOAN PORTFOLIO						% of total
(COP million)	1Q23	4Q23	1Q24	1Q24 / 4Q23	1Q24 / 1Q23	loans
Commercial	169,573,762	161,937,971	168,268,066	3.91%	(0.77)%	64.64%
Consumer	59,171,343	54,640,628	54,029,201	(1.12)%	(8.69)%	20.76%
Mortgage	37,261,321	36,250,408	36,936,035	1.89%	(0.87)%	14.19%
Microcredit	1,280,352	1,145,360	1,095,168	(4.38)%	(14.46)%	0.42%
Interests received in advance	(17,663)	(22,720)	(20,895)	(8.03)%	18.30%	(0.01)%
Total loan portfolio	267,269,115	253,951,647	260,307,575	2.50%	(2.60)%	100.00%
Allowance for loan losses	(16,512,938)	(16,223,103)	(16,202,229)	(0.13)%	(1.88)%	0.00
Total loans, net	250,756,177	237,728,544	244,105,346	2.68%	(2.65)%	0.00

1.3.Investment Portfolio

As of March 31, 2024, the bank’s net investment portfolio totaled COP 28,403 billion, increasing 10.6% from the end of 4Q23 and decreasing 8.3% from the end of 1Q23. When analyzing financial assets investment, there was an increase in debt securities and the trading portfolio at Bancolombia S.A. as a strategy for the expansionary monetary policy in place during 2024. Repos and simultaneous purchases operations decreased in line with a lower liquidity compared to the previous quarter and the greater origination needs as mentioned before. At the end of 1Q24, the investment portfolio in debt securities had a duration of 17.6 months and a yield to maturity of 9.0%.

1.4.Goodwill and intangibles

At the end of 1Q24, the bank’s goodwill and intangibles totaled COP 8,527 billion, up 0.4% compared to 4Q23. This quarterly variation is mainly explained by the slight depreciation of the COP against the USD and the restatement of foreign subsidiaries balances.

1.5.Funding

As of March 31, 2024, the bank’s liabilities totaled COP 299,506 billion, down 1.4% from the end of 4Q23, and down 3.8% compared to 1Q23.

Customer deposits totaled COP 244,810 billion (81.7% of liabilities) at the end of 1Q24, decreasing 1.3% compared to 4Q23, partially offset by the 0.5% currency depreciation with a marginal effect by the restatement of foreign subsidiaries balances. Net loans to deposits ratios was 99.7% at the end of 1Q24 higher than the 95.9% ratio from 4Q23, basically because of the greater change of the loan balance.

The deposit mix posted a quarterly contraction in saving accounts, with a greater percentage reduction in checking accounts mainly from corporate clients. The decrease in savings accounts took place to a greater extent in the Colombian operation (-4.0%), however, they continue to represent the main source of funding weighting 39% of the total. Lower balances in savings accounts and checking accounts were offset by growth in time deposits, particularly in digital time deposits from retail customers.

Loans with banks presented a reduction of 9.8% in the quarter, mainly in foreign currency balances by virtue of several credit prepayments taking advantage of available liquidity. In debt securities, the maturity of a subordinated bond in local currency explains the variation in the balance during the period.

Funding mix

1Q24

COP Million	1Q23		4Q23		1Q24
Checking accounts	37,944,551	13%	34,993,066	13%	33,886,389	12%
Saving accounts	111,021,738	38%	108,971,334	39%	106,589,807	39%
Time deposits	97,466,462	34%	98,686,516	35%	100,199,998	36%
Other deposits (Includes Repos)	5,024,575	2%	5,760,559	2%	5,155,912	2%
Long term debt	19,061,952	7%	14,663,576	5%	14,454,604	5%
Loans with banks	19,860,965	7%	16,254,747	6%	14,683,278	5%
Total Funds	290,380,243	100%	279,329,798	100%	274,969,988	100%

1.6.Shareholders’ Equity and Regulatory Capital

Shareholders’ equity attributable to the owners of the parent company at the end of 1Q24 was COP 36,486 billion, decreasing by 4.2% compared to 4Q23 and decreasing 1.2% when compared to 1Q23. In March of 2024 the General Shareholders’ Meeting approved the proposal for distribution of profits for a total of COP 3.4 trillion. Dividends approved mainly explain the quarterly reduction in equity and capital ratio.

The bank’s solvency ratio under Basel III was 12.31% in 1Q24 standing 81 basis points above the minimum level required by the regulator in Colombia, while the basic capital ratio (Tier 1) stood at 10.45%, 195 basis points above the minimum regulatory capital level (value to fully comply with the new capital requirements in the fourth year of the Basel III phase-in period). The reduction in solvency levels is mainly due to the earning distribution. The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 8.28% at the end of 1Q24.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	1Q23%		4Q23%		1Q24%
Basic capital (Tier I)	27,940,470	9.75%	30,785,197	11.42%	29,111,904	10.45%
Additional capital (Tier II)	6,498,880	2.27%	5,338,147	1.98%	5,189,495	1.86%
Technical capital (1)	34,424,167		36,112,657		34,290,939
Risk weighted assets including market and operational risk (2)	286,568,991		269,591,211		278,591,625
CAPITAL ADEQUACY (3)		12.01%		13.40%		12.31%

(1) Technical capital is the sum of basic and additional capital, minus deductions ($10,687 MM for 4Q23and $10,459 MM for 1Q24).

(2) Operational risk applies to 1Q23, 4Q23 and 1Q24 after the adoption of Basel III regulation.

(3) Capital adequacy is technical capital divided by risk-weighted assets.

2.INCOME STATEMENT

Net income attributable to equity holders of the parent company was COP 1,663 billion in 1Q24, or COP 1,744.92 per share (USD $ 1.80 per ADR). This profit represents an increase of 14.9% compared to 4Q23, mainly as a result of lower provision charges and operating expenses. The company´s annualized return on equity (“ROE”) was 17.4% for 1Q24 and 16.1% for the last 12 months.

2.1.Net Interest Income

Net interest income totaled COP 5,158 billion in 1Q24, 1.5% lower than 4Q23. The decrease in the total balance results from the combination of lower interest income in the investment portfolio and in the lending business. Total Interest on debt instruments and valuation on financial instruments was COP 664 billion, which represents a reduction of 5.7% in the quarter. The variation follows the valuation of the public debt securities portfolio in Colombia. It is worth noting that the result in investments is positive, liquidity operations are performing well and the lower expenses on liability liquidity operations contributed to the outcome. Additionally, interest expenses decreased in line with the lower cost of funding.

1Q24

Net Interest Margin

The annualized net interest margin on investments in 1Q24 stood at 3.7%, impacting the total annualized NIM that decreased 15 bps and reached 7.1%.

The annualized net interest margin of the loan portfolio was 7.6%, 4 basis points below 4Q23 and 24 basis points below 1Q23. The performance of the lending business was relatively stable amid a higher balance in the loan book and lower interest rates on assets. The lower yield on loans was favorably offset by lower interest expenses.

Annualized Interest
Margin	1Q23	4Q23	1Q24
Loans' Interest margin	7.9%	7.7%	7.6%
Debt investments' margin	2.0%	4.5%	3.7%
Net interest margin (1)	7.2%	7.3%	7.1%

(1) Net interest margin and valuation income on financial instruments.

Savings accounts decreased 2.2% compared to 4Q23, and checking accounts decreased 3.2%. The annualized weighted average cost of deposits was 5.24% in 1Q24, decreasing 42 basis points compared to 4Q23.

During the first months of the year, the Central bank in Colombia has continued its monetary policy interest rate cuts that started in December 2023. This behavior has favored the total cost of financing for the bank that began a decreasing path from the last quarter of 2023 and signaled a significant reduction in 1Q24 due to the gradual repricing of interest rate-sensitive liabilities.

Average weighted
funding cost	1Q23	4Q23	1Q24
Checking accounts	0.21%	0.28%	0.26%
Saving accounts	3.70%	3.39%	2.94%
Time deposits	9.14%	10.02%	9.54%
Total deposits	5.14%	5.66%	5.24%
Long term debt	7.97%	8.45%	7.83%
Loans with banks	5.11%	6.23%	5.79%
Total funding cost	5.27%	5.80%	5.37%

2.2.Fees and Income from Services

During 1Q24, total fees and commissions, net totaled COP 1,001 billion, down 2.4% compared to 4Q23, and 0.1% compared to 1Q23.

Credit and debit card fees and commercial establishments revenues revealed a quarterly decrease due to a seasonal effect of the first months of the year with a lower volume of transactions and banking operations when compared to the fourth quarter.

Bancassurance division similarly presented a revenue contraction as a result of lower originations in consumer loans and therefore a lower number of policy distributions, as well as the increase in the volume of claims for compensation of losses covered causing a reduction in profits distribution.

Higher fee expenses in 1Q24 are due to an increase in the cost of data processing in banking services and higher royalties to credit-debit card franchises associated with transactional flows.

2.3.Other Operating Income

Total other operating income was COP 629 billion in 1Q24, down 32.9% compared to 4Q23. Income from operating leases was COP 460 billion in 1Q24, a decrease of 2.3% compared to 4Q23 and an increase of 10.1% compared to 1Q23. The better performance on an annually basis was driven by an improvement in customer financial lease agreements at

1Q24

Bancolombia S.A. and customer rental contracts of vehicles at Renting Colombia and higher income in property rentals from “FCP Fondo Inmobiliario Colombia”.

2.4. Dividends received, and share of profits

Total dividends and other net income from equity participation was COP 85 billion in 1Q24, with a quarterly increase explained by a specific effect from the last quarter when impairment charges in associates and joint businesses corresponding to TUYA S.A. because of the market valuation carried out in 4Q23 impacted the results.

2.5.Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 13,299 billion at the end of 1Q24 and represented 5.3% of total gross loans, whereas 90-day past-due loans totaled 8,359 billion and represented 3.3%, both ratios increased quarterly largely due to a greater number of commercial clients becoming delinquent, especially small, and medium enterprises. During the quarter, charge-offs totaled COP 1,478 billion, lower than the previous quarter mostly by improvements in retail.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 110.7% at the end of 1Q24, decreasing compared to 120.0% at the end of 4Q23. The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 2,420 billion, impacted by commercial loans becoming past-due.

Provision charges (net of recoveries) totaled COP 1,315 billion in 1Q24, decreasing 23.7% compared to 4Q23. In general, it is worth highlighting the better performance of the consumer portfolio in Colombia, Panama, and El Salvador, which has a considerable impact on the better cost of credit. On the other hand, macroeconomic variables represented a release due to updated forecasts in Colombia. Finally, it is worth noting the recoveries carried out from large exposures that were previously impaired and meant a reduction in the provisioning expense for the commercial segment.

Provisions as a percentage of average gross loans were 2.0% annualized for 1Q24 and 2.6% for the last 12 months. The bank maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances (for the principal) for loan losses totaled COP 14,723 billion, or 5.8% of total loans at the end of 1Q24, lower when compared to 4Q23.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	1Q23	4Q23	1Q24
Total 30‑day past due loans	11,045,268	12,357,192	13,298,863
Allowance for loan losses (1)	15,273,890	14,833,191	14,723,301
Past due loans to total loans	4.25%	5.01%	5.26%
Allowances to past due loans	138.28%	120.04%	110.71%
Allowance for loan losses as a percentage of total loans	5.88%	6.02%	5.83%

(1)	Allowances are reserves for the principal of loans.

	% Of loan	30 days
PDL Per Category	Portfolio	1Q23	4Q23	1Q24
Commercial loans	64.6%	3.03%	3.26%	3.46%
Consumer loans	20.8%	6.86%	8.76%	8.81%
Mortgage loans	14.2%	5.34%	6.95%	7.98%
Microcredit	0.4%	11.57%	10.44%	11.49%
PDL TOTAL		4.25%	5.01%	5.26%

	% Of loan	90 days
PDL Per Category	Portfolio	1Q23	4Q23	1Q24
Commercial loans	64.6%	2.44%	2.80%	2.86%
Consumer loans	20.8%	3.34%	4.83%	4.80%
Mortgage loans*	14.2%	2.67%	2.93%	3.04%

1Q24

Microcredit	0.4%	6.66%	6.57%	6.44%
PDL TOTAL		2.70%	3.28%	3.31%

*Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

	4Q23			1Q24			1Q24 / 4Q23
	Loans	Allowances	%	Loans	Allowances	%	Loans	Allowances
Stage 1	222,372,889	3,695,903	1.7%	228,363,717	3,414,778	1.5%	2.7%	(7.6)%
Stage 2	16,042,661	2,536,402	15.8%	16,308,901	2,682,548	16.4%	1.7%	5.8%
Stage 3	15,536,097	9,990,798	64.3%	15,634,957	10,104,903	64.6%	0.6%	1.1%
Total	253,951,647	16,223,103	6.4%	260,307,575	16,202,229	6.2%	2.5%	(0.1)%

Stage 1. Financial instruments that do not deteriorate since their initial recognition or that have low credit risk at the end of the reporting period. (12-month expected credit losses).

Stage 2. Financial instruments that have significantly increased their risk since their initial recognition. (Lifetime expected credit losses).

Stage 3. Financial instruments that have Objective Evidence of Impairment in the reported period. (Lifetime expected credit losses).

2.6.Operating Expenses

During 1Q24, operating expenses totaled COP 3,179 billion, decreasing 8.1% compared to 4Q23 and increasing 3.5% compared to 1Q23.

The efficiency ratio was 46.2% and 46.7% in the last twelve months. Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 1,335 billion in 1Q24, down 0.3% from 4Q23 and up 0.9% from 1Q23. General expenses declined 13.0% in the quarter and grew 5.4% compared to 1Q23. The quarterly performance is due to seasonality, mainly in some areas such as advertising, technology fees and cash transportation, among others. In the annual analysis, it is worth noting the salary increases for labor expenses, and in general expenses, the higher local taxes other than income tax, the expenses of the rental business, technology maintenance and licensing expenses growth due to business transformation and migration to the cloud.

As of March 31, 2024, the bank had 34,279 employees, owned 856 branches, 6,086 ATMs, 34,483 banking agents and served more than 31 million customers.

2.7.Taxes

The bank’s income tax for 1Q24 was COP 695 billion, resulting in a lower effective tax rate when compared to the statutory tax rate in Colombia caused by the application of tax benefits in Colombia such as exempt income for social housing in mortgages and investments in productive fixed assets. Additionally, due to the tax benefits in Guatemala, El Salvador, and Panama, corresponding to exempt yields on government-issued securities. Finally, it is worth noting the earnings of the foreign subsidiaries with lower tax rates when compared to Colombia, which also contributed to a lower result.

3.BREAK DOWN OF OPERATIONS

The following tables summarize the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) – COLOMBIA

The portfolio of Bancolombia S.A. grew by 0.6% in 1Q24 and 3.0% over the last 12 months. Commercial loans increased by 1.3% and were the main driver as a result of the good pace of originations in corporate clients. Home lending continued performing well and contributed to growth of the loan book in Colombia. On the other hand, consumer loans sustained the decreasing trend shown in 2023 and contracted 2.2% in the first quarter, explained to a greater extent by unsecured personal loans and credit cards. In the funding structure, deposits decreased by savings accounts and checking accounts, whereas time deposits increased quarterly, highligthing digital time deposits from retail clients.

1Q24

Net result for Bancolombia S.A. was COP 1.8 trillion, representing an increase of 21.6% compared to the result of 4Q23. Lending income decreased mainly due to lower interest rate in both consumer and commercial loans, in addition to modified and restructured credit operations. The lower interest expense corresponding to lower deposit rates offset the reduction and net interest income decreased by only 1.3%. The reduction in credit provision expenses during 1Q24 was beneficial for the final result and was explained by releases associated to the lower deterioration mainly in retail, as well as a better performance of macroeconomic variables. When compared to the previous quarter, lower operating expenses contributed to earnings growth for the first quarter. Net interest margin for Bancolombia S.A. in 1Q24 was 8.1% and the annualized quarterly ROE was 18.5%.

BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	1Q23	4Q23	1Q24	1Q24 / 4Q23	1Q24 / 1Q23
ASSETS
Gross loans	179,156,743	183,293,823	184,458,563	0.64%	2.96%
Allowances for loans	(12,534,018)	(13,050,569)	(12,996,064)	(0.42)%	3.69%
Investments	45,906,171	38,504,813	40,365,218	4.83%	(12.07)%
Other assets	30,536,953	44,105,490	31,658,079	(28.22)%	3.67%
Total assets	243,065,849	252,853,558	243,485,795	(3.70)%	0.17%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	153,899,531	165,208,609	160,358,261	(2.94)%	4.20%
Other liabilities	51,712,305	49,587,643	46,630,556	(5.96)%	(9.83)%
Total liabilities	205,611,836	214,796,252	206,988,816	(3.63)%	0.67%
Shareholders’ equity	37,454,013	38,057,305	36,496,979	(4.10)%	(2.56)%
Total liabilities and shareholders’ equity	243,065,849	252,853,558	243,485,795	(3.70)%	0.17%

Interest income	7,425,336	7,673,654	7,292,317	(4.97)%	(1.79)%
Interest expense	(3,431,424)	(3,573,823)	(3,244,797)	(9.21)%	(5.44)%
Net interest income	3,993,912	4,099,831	4,047,520	(1.28)%	1.34%
Net provisions	(1,787,865)	(1,475,745)	(1,062,781)	(27.98)%	(40.56)%
Fees and income from service, net	701,120	691,929	692,983	0.15%	(1.16)%
Other operating income	1,287,133	914,344	896,196	(1.98)%	(30.37)%
Total operating expense	(2,028,231)	(2,342,916)	(2,179,729)	(6.97)%	7.47%
Profit before tax	2,166,069	1,887,444	2,394,190	26.85%	10.53%
Income tax	(440,159)	(442,136)	(636,721)	44.01%	44.66%
Net income	1,725,910	1,445,308	1,757,469	21.60%	1.83%

1Q24

BANISTMO- PANAMA

Loans in Banistmo grew 2.5% (calculated in USD) in 1Q24. The commercial portfolio increased 5.8% in 1Q24 due to important disbursements to corporate clients, offset by a decrease in consumer and policy tightening strategies after the second half of last year in pursue of lower risk appetite. In the funding structure, deposits are relatively stable with a slight reordering of higher time deposits from corporate and SME clients offsetting the reduction in savings accounts and checking accounts.

The net result for Banistmo in 1Q24 was a net income of COP 68.1 billion, which represents an increase of 58.5% in quarterly terms. Net interest income had a slight contraction due to higher interest expenses following a greater amount of time deposits. Provisioning expenses grew as a statistical base effect due to the reserve releases from the previous quarter mainly in consumer as well as updated macroeconomic parameters. The greatest contribution to earnings growth was linked to the reduction in operating expenses, lower personnel bonuses provisions, the release of a remaining balance from 2023, as well as a drop in general expenses as a seasonal effect of the last quarter of the year. Banistmo's 1Q24 net interest margin was 3.5% and annualized quarterly ROE was 9.5%.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	1Q23	4Q23	1Q24	1Q24 / 4Q23	1Q24 / 1Q23
ASSETS
Gross loans	37,688,605	30,704,582	31,651,563	3.08%	(16.02)%
Allowances for loans	(2,069,253)	(1,579,573)	(1,558,031)	(1.36)%	(24.71)%
Investments	7,100,915	5,572,981	5,692,155	2.14%	(19.84)%
Other assets	6,017,244	6,039,740	4,604,507	(23.76)%	(23.48)%
Total assets	48,737,511	40,737,731	40,390,194	(0.85)%	(17.13)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	33,562,356	27,357,703	27,590,507	0.85%	(17.79)%
Other liabilities	9,809,710	8,955,283	8,239,841	(7.99)%	(16.00)%
Total liabilities	43,372,066	36,312,985	35,830,349	(1.33)%	(17.39)%
Shareholders’ equity	5,365,445	4,424,745	4,559,845	3.05%	(15.01)%
Total liabilities and shareholders’ equity	48,737,511	40,737,731	40,390,194	(0.85)%	(17.13)%

Interest income	761,120	673,700	650,226	(3.48)%	(14.57)%
Interest expense	(313,564)	(325,263)	(319,629)	(1.73)%	1.93%
Net interest income	447,556	348,437	330,598	(5.12)%	(26.13)%
Net provisions	(61,304)	(49,860)	(61,858)	24.06%	0.90%
Fees and income from service, net	62,564	75,688	64,033	(15.40)%	2.35%
Other operating income	11,292	10,251	18,005	75.64%	59.44%
Total operating expense	(249,638)	(291,290)	(221,172)	(24.07)%	(11.40)%
Profit before tax	210,470	93,225	129,605	39.02%	(38.42)%
Income tax	(40,449)	(25,118)	(21,650)	(13.81)%	(46.48)%
Net income	170,022	68,107	107,955	58.51%	(36.50)%

1Q24

BANAGRICOLA- EL SALVADOR

Loans in Banco Agricola increased 4.0% (calculated in USD) in 1Q24. As in previous quarters, Banco Agricola is the only operation sustaining constant growth in consumer for over 2 years. The unsecured personal loan portfolio had the best performance in originations. By using analytical tools and the implementation of a growing plan for specific market niches, the bank has achieved positive results and a sound risk exposure. The commercial segment had an outstanding performance with an increase of 4.8% (calculated in USD) in 1Q24 due to specific operations with corporate clients. In the funding structure, there was a significant growth in all deposit categories, compensating the lending needs. The increase in checking accounts and time deposits from consumer clients were the most relevant elements, whereas the greatest growth in savings accounts came from commercial clients.

Net result for Banco Agricola in 1Q24 was a net income of COP 99.1 billion, which represents a reduction of 31.7% compared to 4Q23. There is a considerable increase in net interest income as a combination of greater volume and higher rates for disbursements made in commercial and consumer. Lower interest expenses also contributed to growth of the net balance.  Provisioning expenses in 1Q24 were associated to a greater extent with the higher pace of originations, especially in consumer, as well as deterioration. The quarterly difference in the credit provisioning expense is due to the releases made in the previous quarter and improvements in the risk classifications of consumer clients. General expenses had a significant reduction, mainly attributed to a base effect from the last quarter of 2023 and specific projects carried out related to the new core credit card system and cloud services. Banco Agrícola's net interest margin for 1Q24 was 6.7% and the annualized quarterly ROE was 17.8%.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	1Q23	4Q23	1Q24	1Q24 / 4Q23	1Q24 / 1Q23
ASSETS
Gross loans	18,448,830	15,373,156	16,070,218	4.53%	(12.89)%
Allowances for loans	(711,857)	(552,236)	(569,303)	3.09%	(20.03)%
Investments	3,368,901	2,710,012	2,971,962	9.67%	(11.78)%
Other assets	5,269,464	4,077,655	4,055,523	(0.54)%	(23.04)%
Total assets	26,375,337	21,608,586	22,528,400	4.26%	(14.59)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	19,669,270	16,067,074	16,938,375	5.42%	(13.88)%
Other liabilities	4,220,761	3,153,294	3,535,435	12.12%	(16.24)%
Total liabilities	23,890,031	19,220,368	20,473,811	6.52%	(14.30)%
Non-controlling interest	19,884	23,049	19,803	(14.08)%	(0.41)%
Stockholders’ equity attributable to the owners of the parent company	2,465,422	2,365,169	2,034,787	(13.97)%	(17.47)%
Total liabilities and shareholders’ equity	26,375,337	21,608,586	22,528,400	4.26%	(14.59)%

Interest income	458,397	432,924	427,514	(1.25)%	(6.74)%
Interest expense	(117,131)	(131,569)	(112,567)	(14.44)%	(3.90)%
Net interest income	341,265	301,355	314,948	4.51%	(7.71)%
Net provisions	(48,420)	12,608	(66,630)	(628.48)%	37.61%
Fees and income from service, net	77,823	79,003	64,364	(18.53)%	(17.29)%
Other operating income	4,207	41,479	11,921	(71.26)%	183.36%
Total operating expense	(188,388)	(242,536)	(192,939)	(20.45)%	2.42%
Profit before tax	186,487	191,909	131,664	(31.39)%	(29.40)%
Income tax	(47,826)	(44,198)	(29,144)	(34.06)%	(39.06)%
Net income before non-controlling interest	138,662	147,711	102,520	(30.59)%	(26.06)%
Non-controlling interest	(4,181)	(2,556)	(3,402)	33.13%	(18.63)%
Net income	134,481	145,156	99,118	(31.72)%	(26.30)%

1Q24

GRUPO AGROMERCANTIL HOLDING – GUATEMALA

Loans in BAM increased 3.5% Q/Q in 1Q24 (calculated in USD). The driver in the credit portfolio derives from commercial with a considerable increase during the quarter due to specific operations with corporate clients. For its part, consumer contracted in line with the decelerating trend presented since the second half of 2023; in the quarter, unsecured personal loans decreased the most. Finally, the mortgage portfolio maintained an accelerated pace of originations. In the funding structure, there is a positive deposit-taking activity, specifically in checking and saving accounts compensating for the decrease in time deposits. Loans with banks increased in the quarter to partially offset the greater lending needs.

The net result for BAM in 1Q24 was a net income of COP 46.6 billion. Net interest income decreased in the quarter as expenses outpaced revenues, mostly explained by a greater leverage on loans with banks. The higher earnings in 1Q24 results from lower provisioning expenses, after a significant increase in 4Q23 caused by deterioration of corporate clients and consumer customers running past due as a seasonal effect. BAM's net interest margin for 1Q24 was 4.9% and the annualized quarterly ROE was 9.9%.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	1Q23	4Q23	1Q24	1Q24 / 4Q23	1Q24 / 1Q23
ASSETS
Gross loans	20,677,298	16,958,954	17,640,794	4.02%	(14.69)%
Allowances for loans	(991,628)	(887,518)	(903,445)	1.79%	(8.89)%
Investments	2,065,644	1,604,091	1,534,439	(4.34)%	(25.72)%
Other assets	4,423,384	3,701,678	3,663,298	(1.04)%	(17.18)%
Total assets	26,174,698	21,377,205	21,935,086	2.61%	(16.20)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	18,959,921	15,514,804	15,861,052	2.23%	(16.34)%
Other liabilities	4,898,675	3,954,272	4,212,094	6.52%	(14.02)%
Total liabilities	23,858,596	19,469,076	20,073,146	3.10%	(15.87)%
Non-controlling interest	20,932	22,401	22,499	0.44%	7.48%
Stockholders’ equity attributable to the owners of the parent company	2,295,169	1,885,728	1,839,441	(2.45)%	(19.86)%
Total liabilities and shareholders’ equity	26,174,698	21,377,205	21,935,086	2.61%	(16.20)%

Interest income	537,764	453,857	437,411	(3.62)%	(18.66)%
Interest expense	(202,037)	(203,252)	(201,289)	(0.97)%	(0.37)%
Net interest income	335,727	250,606	236,123	(5.78)%	(29.67)%
Net provisions	(137,534)	(169,741)	(99,441)	(41.42)%	(27.70)%
Fees and income from service, net	33,591	35,752	30,426	(14.90)%	(9.42)%
Other operating income	37,503	25,668	37,750	47.07%	0.66%
Total operating expense	(182,290)	(163,678)	(155,615)	(4.93)%	(14.63)%
Profit before tax	86,998	(21,394)	49,241	(330.16)%	(43.40)%
Income tax	(18,721)	14,734	(313)	(102.12)%	(98.33)%
Net income before non-controlling interest	68,277	(6,661)	48,928	(834.59)%	(28.34)%
Non-controlling interest	(1,785)	(1,206)	(2,318)	92.13%	29.86%
Net income	66,493	(7,867)	46,611	(692.50)%	(29.90)%

1Q24

4.BANCOLOMBIA Company Description (NYSE: CIB, BVC: BCOLOMBIA Y PFBCOLOM)

GRUPO BANCOLOMBIA is a full-service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 31 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), International banking and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information
Bancolombia’s Investor Relations
Phone:	(601) 4885371
E-mail:	IR@bancolombia.com.co
Contacts:	Catalina Tobón Rivera (IR Director)
Website:	https://www.grupobancolombia.com/investor-relations

1Q24

CONSOLIDATED BALANCE SHEET				Change			% of
(COP million)	1Q23	4Q23	1Q24	1Q24 / 4Q23	1Q24 / 1Q23	% of Assets	Liabilities
ASSETS
Cash and balances at central bank	23,800,072	27,974,984	19,282,299	(31.07)%	(18.98)%	5.72%	6.44%
Interbank borrowings	3,370,698	3,983,699	3,573,910	(10.29)%	6.03%	1.06%	1.19%
Reverse repurchase agreements and other similar secured lend	1,164,661	7,840,926	3,830,238	(51.15)%	228.87%	1.14%	1.28%
Financial assets investment	30,968,605	25,674,195	28,403,482	10.63%	(8.28)%	8.43%	9.48%
Derivative financial instruments	4,930,914	6,252,270	4,380,648	(29.94)%	(11.16)%	1.30%	1.46%
Loans and advances to customers	267,269,115	253,951,647	260,307,575	2.50%	(2.60)%	77.25%	86.91%
Allowance for loan and lease losses	(16,512,938)	(16,223,103)	(16,202,229)	(0.13)%	(1.88)%	(4.81)%	(5.41)%
Investment in associates and joint ventures	2,992,958	2,997,603	3,085,317	2.93%	3.09%	0.92%	1.03%
Goodwill and Intangible assets, net	10,092,574	8,489,697	8,526,951	0.44%	(15.51)%	2.53%	2.85%
Premises and equipment, net	6,897,151	6,522,534	6,096,009	(6.54)%	(11.62)%	1.81%	2.04%
Investment property	4,172,595	4,709,911	4,712,762	0.06%	12.95%	1.40%	1.57%
Right of use assets	1,803,264	1,634,045	1,614,679	(1.19)%	(10.46)%	0.48%	0.54%
Prepayments	704,636	713,505	841,922	18.00%	19.48%	0.25%	0.28%
Tax receivables	1,444,301	1,386,967	1,534,466	10.63%	6.24%	0.46%	0.51%
Deferred tax	790,751	685,612	686,104	0.07%	(13.23)%	0.20%	0.23%
Assets held for sale and inventories	713,479	906,753	1,019,827	12.47%	42.94%	0.30%	0.34%
Other assets	4,720,108	5,427,564	5,262,469	(3.04)%	11.49%	1.56%	1.76%
Total assets	349,322,944	342,928,809	336,956,429	(1.74)%	(3.54)%	100.00%	112.50%
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposit by customers	251,007,379	247,941,180	244,809,882	(1.26)%	(2.47)%	72.65%	81.74%
Interbank Deposits	952,589	606,141	571,278	(5.75)%	(40.03)%	0.17%	0.19%
Derivative financial instrument	4,426,584	6,710,364	5,047,208	(24.78)%	14.02%	1.50%	1.69%
Borrowings from other financial institutions	18,908,376	15,648,606	14,112,000	(9.82)%	(25.37)%	4.19%	4.71%
Debt securities in issue	19,061,952	14,663,576	14,454,604	(1.43)%	(24.17)%	4.29%	4.83%
Lease liability	1,873,300	1,773,610	1,761,026	(0.71)%	(5.99)%	0.52%	0.59%
Preferred shares	541,340	584,204	541,340	(7.34)%	0.00%	0.16%	0.18%
Repurchase agreements and other similar secured borrowing	449,947	470,295	1,022,224	117.36%	127.19%	0.30%	0.34%
Current tax	1,117,414	164,339	694,914	322.85%	(37.81)%	0.21%	0.23%
Deferred tax	921,345	1,785,230	1,844,141	3.30%	100.16%	0.55%	0.62%
Employees benefit plans	790,176	882,954	910,844	3.16%	15.27%	0.27%	0.30%
Other liabilities	11,418,682	12,648,581	13,736,404	8.60%	20.30%	4.08%	4.59%
Total liabilities	311,469,084	303,879,080	299,505,865	(1.44)%	(3.84)%	88.89%	100.00%
SHAREHOLDERS’ EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.14%	0.16%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	1.44%	1.62%
Appropriated reserves	19,997,870	20,044,769	22,657,865	13.04%	13.30%	6.72%	7.57%
Retained earnings	4,354,570	8,632,214	4,344,094	(49.68)%	(0.24)%	1.29%	1.45%
Accumulated other comprehensive income, net of tax	7,226,755	4,074,161	4,145,214	1.74%	(42.64)%	1.23%	1.38%
Stockholders’ equity attributable to the owners of the parent company	36,917,563	38,089,512	36,485,541	(4.21)%	(1.17)%	10.83%	12.18%
Non-controlling interest	936,297	960,217	965,023	0.50%	3.07%	0.29%	0.32%
Total liabilities and equity	349,322,944	342,928,809	336,956,429	(1.74)%	(3.54)%	100.00%	112.50%

1Q24

INCOME STATEMENT	As of		Growth				Change
(COP million)	Mar-23	Mar-24	Mar-24 / Mar-23	1Q23	4Q23	1Q24	1Q24 / 4Q23	1Q24 / 1Q23
Interest income and expenses
Interest on loans and financial leases
Commercial	4,202,839	4,198,007	(0.11)%	4,202,839	4,402,429	4,198,007	(4.64)%	(0.11)%
Consumer	2,592,765	2,152,163	(16.99)%	2,592,765	2,391,073	2,152,163	(9.99)%	(16.99)%
Small business loans	45,483	53,704	18.07%	45,483	41,141	53,704	30.54%	18.07%
Mortgage	1,116,119	1,013,052	(9.23)%	1,116,119	900,282	1,013,052	12.53%	(9.23)%
Financial leases	928,546	954,825	2.83%	928,546	994,678	954,825	(4.01)%	2.83%
Total interest income on loans and financial leases	8,885,752	8,371,751	(5.78)%	8,885,752	8,729,603	8,371,751	(4.10)%	(5.78)%
Interest income on overnight and market funds	55,191	61,823	12.02%	55,191	51,403	61,823	20.27%	12.02%
Interest and valuation on financial instruments	—	—	0.00	—	—	—	0.00	0.00
Interest on debt instruments using the effective interest method	250,371	257,774	2.96%	250,371	263,663	257,774	(2.23)%	2.96%
Valuation on financial instruments	—	—	0.00	—	—	—	0.00	0.00
Debt investments	315,283	298,273	(5.40)%	315,283	403,140	298,273	(26.01)%	(5.40)%
Derivatives	(97,891)	6,314	(106.45)%	(97,891)	(95,244)	6,314	(106.63)%	(106.45)%
Repos	(35,090)	108,392	(408.90)%	(35,090)	123,646	108,392	(12.34)%	(408.90)%
Others	9,505	(6,933)	(172.94)%	9,505	8,499	(6,933)	(181.57)%	(172.94)%
Total valuation on financial instruments	191,807	406,046	111.70%	191,807	440,041	406,046	(7.73)%	111.70%
Total Interest on debt instruments and valuation on financial instruments	442,178	663,820	50.13%	442,178	703,704	663,820	(5.67)%	50.13%
Total interest and valuation on financial instruments	9,383,121	9,097,394	(3.05)%	9,383,121	9,484,710	9,097,394	(4.08)%	(3.05)%
Interest expense
Borrowings from other financial institutions	(389,483)	(401,573)	3.10%	(389,483)	(428,254)	(401,573)	(6.23)%	3.10%
Overnight funds	(7,832)	(4,553)	(41.87)%	(7,832)	(4,421)	(4,553)	2.99%	(41.87)%
Debt securities in issue	(385,168)	(285,171)	(25.96)%	(385,168)	(321,611)	(285,171)	(11.33)%	(25.96)%
Deposits	(3,190,069)	(3,187,874)	(0.07)%	(3,190,069)	(3,436,784)	(3,187,874)	(7.24)%	(0.07)%
Preferred shares	(14,837)	(14,837)	0.00%	(14,837)	(14,727)	(14,837)	0.75%	0.00%
Lease liabilities	(25,319)	(33,214)	31.18%	(25,319)	(28,963)	(33,214)	14.68%	31.18%
Other interest	(12,555)	(11,857)	(5.56)%	(12,555)	(14,837)	(11,857)	(20.08)%	(5.56)%
Total interest expenses	(4,025,263)	(3,939,079)	(2.14)%	(4,025,263)	(4,249,597)	(3,939,079)	(7.31)%	(2.14)%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	5,357,858	5,158,315	(3.72)%	5,357,858	5,235,113	5,158,315	(1.47)%	(3.72)%
Credit impairment charges on loans and advance and financial leases	(2,175,418)	(1,503,960)	(30.87)%	(2,175,418)	(2,005,633)	(1,503,960)	(25.01)%	(30.87)%
Recovery of charged - off loans	130,769	169,097	29.31%	130,769	246,992	169,097	(31.54)%	29.31%
Credit impairment charges on off balance sheet credit instruments	(4,652)	6,836	(246.95)%	(4,652)	19,477	6,836	(64.90)%	(246.95)%
Credit impairment charges/recovery on investments	3,657	13,047	256.77%	3,657	14,925	13,047	(12.58)%	256.77%
Total credit impairment charges, net	(2,045,644)	(1,314,980)	(35.72)%	(2,045,644)	(1,724,239)	(1,314,980)	(23.74)%	(35.72)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments and other financial instruments	3,312,214	3,843,335	16.04%	3,312,214	3,510,874	3,843,335	9.47%	16.04%
Fees and commission income								0.00
Banking services	247,891	248,834	0.38%	247,891	263,843	248,834	(5.69)%	0.38%
Credit and debit card fees and commercial establishments	744,466	785,022	5.45%	744,466	827,040	785,022	(5.08)%	5.45%
Brokerage	6,843	6,951	1.58%	6,843	5,920	6,951	17.42%	1.58%
Acceptances, Guarantees and Standby Letters of Credit	28,209	27,390	(2.90)%	28,209	27,464	27,390	(0.27)%	(2.90)%
Trust	112,552	136,267	21.07%	112,552	118,894	136,267	14.61%	21.07%
Placement of securities and investment banking	4,053	11,094	173.72%	4,053	26,002	11,094	(57.33)%	173.72%
Bancassurance	213,149	208,312	(2.27)%	213,149	285,984	208,312	(27.16)%	(2.27)%
Payments and Collections	227,056	239,817	5.62%	227,056	253,755	239,817	(5.49)%	5.62%
Others	99,765	88,205	(11.59)%	99,765	90,048	88,205	(2.05)%	(11.59)%
Total fees and commission income	1,683,984	1,751,892	4.03%	1,683,984	1,898,950	1,751,892	(7.74)%	4.03%
Fees and commission expenses	(682,388)	(750,933)	10.04%	(682,388)	(872,882)	(750,933)	(13.97)%	10.04%
Total fees and comissions, net	1,001,596	1,000,959	(0.06)%	1,001,596	1,026,068	1,000,959	(2.45)%	(0.06)%
Other operating income
Derivatives FX contracts	124,740	(98,669)	(179.10)%	124,740	(13,124)	(98,669)	651.82%	(179.10)%
Net foreign exchange	159,059	118,183	(25.70)%	159,059	221,751	118,183	(46.70)%	(25.70)%
Hedging	—	(623)	0.00%	—	—	(623)	0.00%	0.00%
Leases	417,700	460,096	10.15%	417,700	471,023	460,096	(2.32)%	10.15%

1Q24

Gains (or losses) on sale of assets	47,563	17,905	(62.36)%	47,563	38,122	17,905	(53.03)%	(62.36)%
Other reversals	7,525	13,730	82.46%	7,525	12,647	13,730	8.56%	82.46%
Others	233,293	118,707	(49.12)%	233,293	207,065	118,707	(42.67)%	(49.12)%
Total other operating income	989,880	629,329	(36.42)%	989,880	937,484	629,329	(32.87)%	(36.42)%
Dividends received, and share of profits of equity method investees
Dividends	23,880	10,000	(58.12)%	23,880	49,104	10,000	(79.64)%	(58.12)%
Equity investments	473	(2,482)	(624.74)%	473	33,155	(2,482)	(107.49)%	(624.74)%
Equity method	92,283	77,289	(16.25)%	92,283	(65,098)	77,289	(218.73)%	(16.25)%
Others	—	—	0.00%	—	(108,175)	—	(100.00)%	0.00%
Total dividends received, and share of profits of equity method investees	116,636	84,807	(27.29)%	116,636	(91,014)	84,807	(193.18)%	(27.29)%
Total operating income, net	5,420,326	5,558,430	2.55%	5,420,326	5,383,412	5,558,430	3.25%	2.55%
Operating expenses
Salaries and employee benefits	(1,088,789)	(1,181,578)	8.52%	(1,088,789)	(1,089,590)	(1,181,578)	8.44%	8.52%
Bonuses	(234,004)	(153,373)	(34.46)%	(234,004)	(249,401)	(153,373)	(38.50)%	(34.46)%
Other administrative and general expenses	(1,140,878)	(1,177,752)	3.23%	(1,140,878)	(1,442,624)	(1,177,752)	(18.36)%	3.23%
Taxes other than income tax	(347,895)	(390,894)	12.36%	(347,895)	(339,472)	(390,894)	15.15%	12.36%
Impairment, depreciation and amortization	(260,096)	(274,942)	5.71%	(260,096)	(335,972)	(274,942)	(18.17)%	5.71%
Total operating expenses	(3,071,662)	(3,178,539)	3.48%	(3,071,662)	(3,457,059)	(3,178,539)	(8.06)%	3.48%
Profit before tax	2,348,664	2,379,891	1.33%	2,348,664	1,926,353	2,379,891	23.54%	1.33%
Income tax	(586,371)	(694,880)	18.51%	(586,371)	(474,414)	(694,880)	46.47%	18.51%
Net income	1,762,293	1,685,011	(4.39)%	1,762,293	1,451,939	1,685,011	16.05%	(4.39)%
Non-controlling interest	(45,516)	(21,539)	(52.68)%	(45,516)	(4,032)	(21,539)	434.20%	(52.68)%
Net income attributable to equity holders of the Parent Company	1,716,777	1,663,472	(3.10)%	1,716,777	1,447,907	1,663,472	14.89%	(3.10)%

1Q24

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: May 9, 2024	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance